                            SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

     Filed by the Registrant [ ]
     Filed by a Party other than the Registrant [X]
     Check the appropriate box:
     [X] Preliminary Proxy Statement       [ ] Confidential, for Use of the
                                               Commission Only (as permitted by
                                               Rule 14a-6(e)(2))
     [ ] Definitive Proxy Statement
     [ ] Definitive Additional Materials
     [ ] Soliciting Material Pursuant to sec. 240.14a-11(c) or sec. 240.14a-12

                      COGENERATION CORPORATION OF AMERICA
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                (Name of Registrant as Specified in its Charter)

                                NRG ENERGY, INC.
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
     [X] No fee required.
     [ ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), 14a-6(i)(2) or
         Item 22(a)(2) of Schedule 14A.
     [ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and
         0-11.

     (1) Title of each class of securities to which transaction applies:

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     (2) Aggregate number of securities to which transaction applies:

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     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

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     (4) Proposed maximum aggregate value of transaction:

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     (5) Total fee paid:

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     [ ] Fee paid previously by written preliminary materials.

     [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid:

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     (2) Form, Schedule or Registration Statement No.:

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     (3) Filing Party:

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     (4) Date Filed:

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


                PRELIMINARY COPY SUBJECT TO COMPLETION, DATED SEPTEMBER 21, 1998


                      COGENERATION CORPORATION OF AMERICA
                             ---------------------

                                PROXY STATEMENT
                                      AND
                               CONSENT STATEMENT

                                       OF

                                NRG ENERGY, INC.
 (THE BENEFICIAL OWNER OF APPROXIMATELY [47.6%] OF THE OUTSTANDING COMMON STOCK
                                       OF
                      COGENERATION CORPORATION OF AMERICA)

                             ---------------------

                        SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON NOVEMBER 12, 1998

TO THE SHAREHOLDERS OF COGENERATION CORPORATION OF AMERICA:


     This joint Proxy Statement and Consent Statement (the "Proxy Statement"), the accompanying letter, the enclosed BLUE proxy card and the enclosed GOLD consent card are furnished by and on behalf of NRG Energy, Inc. ("NRG"). The BLUE proxy card is being furnished in connection with the solicitation of proxies to be used at a Special Meeting of Shareholders (the "Special Meeting") of Cogeneration Corporation of America, a Delaware corporation (the "Company"), and at any and all adjournments or postponements thereof. The meeting is scheduled to be held on November 12, 1998, at the Hyatt Regency Hotel, 1300 Nicollet Mall, Minneapolis, MN 55403 at 8:00 A.M., Local Time. The Company's principal executive offices are located at One Carlson Parkway, Suite 240, Minneapolis, MN 55447. Pursuant to the Company's By-laws, the Special Meeting was called by the Company's Chairman.



     The GOLD consent card is being furnished in connection with the solicitation of written consents which would be used to effect the same actions contemplated to be voted on at the Special Meeting, but without the need for, and the delay and expenses associated with, such a meeting. See "Use of Consents." NRG requests that all stockholders return the GOLD consent card as
soon as practicable, but no later than October   , 1998.



     As of the Record Date described below, NRG owned approximately [45.4%] of the outstanding shares of the Company's Common Stock, par value $.01 per share (the "Shares"). NRG also had the power to vote 147,676 additional Shares, or approximately [2.2]% of the outstanding Shares, pursuant to proxies executed on August 3, 1998 by Halcyon Alchemy Fund, L.P., Halcyon Special Situations, L.P., Gryphon Hidden Values Limited and Gryphon Hidden Values II Limited.


     NRG is soliciting proxies and consents pursuant to this Proxy Statement in favor of a proposal (the "Proposal") to remove Robert Sherman from his position as a member of the Company's Board of Directors (the "Board"). No other matters are scheduled to be voted on at the Special Meeting or are covered by the consent being solicited.

     October   , 1998 has been set as the record date for the Consent
Solicitation and for determination of shareholders entitled to notice of and to vote at the Special Meeting (the "Record Date"). According to the Company's transfer agent, on the Record Date there were outstanding and entitled to vote at the Special Meeting or pursuant to the consent process a total of [6,836,769] Shares. This Proxy Statement, the enclosed BLUE proxy card and the enclosed GOLD consent card are first being furnished to shareholders of the Company on or
about October   , 1998.


     YOUR VOTE IS IMPORTANT. NRG URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD AND THE ENCLOSED GOLD CONSENT CARD TO VOTE IN FAVOR OF THE PROPOSAL. NRG urges you NOT to sign any other proxy or consent card sent to you by the Company.

     NRG urges you to execute BOTH the BLUE proxy card and the GOLD consent card. This will allow NRG to proceed either by the consent process or by the holding of the Special Meeting, depending on which process will permit an expedited implementation of the Proposal. See "Voting, Proxy and Consent Procedures -- General."


     Only holders of Shares of record (the "Record Holders") at the close of business on the Record Date are entitled to vote at the Special Meeting and any adjournment thereof or to execute a consent. Record Holders are urged to submit a proxy and to execute a consent even if they have sold their Shares after the Record Date. If your Shares are registered in more than one name, the BLUE proxy card and the GOLD consent card must be signed by all such persons to ensure that all Shares are voted in favor of the Proposal.


     If your Shares are held in the name of a brokerage firm, bank or nominee, only it can vote those Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct him or her as to how your Shares are to be voted.


     IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN VOTING YOUR SHARES, PLEASE CONTACT MACKENZIE PARTNERS:

                            MACKENZIE PARTNERS, INC.

                                PROXY SOLICITORS
                                156 FIFTH AVENUE
                               NEW YORK, NY 10010

                          CALL COLLECT (212) 929-5500

                                       OR

                         CALL TOLL FREE (800) 322-2885

                                October   , 1998

                                    GENERAL


     NRG is soliciting votes and consents in favor of the Proposal pursuant to which Robert Sherman would be removed as a member of the Board of Directors of the Company. If the Proposal is approved and Mr. Sherman is so removed, NRG plans to propose to the Company's Board of Directors that the resulting vacancy on such Board of Directors be filled by the appointment of Michael O'Sullivan, who is a Vice President of NRG's North American division, as a Director of the Company. Pursuant to the Company's By-laws, the Company's Board of Directors has the right to appoint a director to fill the vacancy resulting from Mr. Sherman's removal, without the need for a vote of the Company's stockholders. NRG will seek to have the Board exercise such right. If so appointed, Mr. O'Sullivan would hold office until the Company's 1999 Annual Meeting of Stockholders or until his successor is elected and qualified. Information concerning Mr. O'Sullivan is attached hereto in Schedule I.



     Mr. Sherman is currently the Company's President and Chief Executive Officer. If the Proposal is approved, NRG also plans to propose to the Company's Board of Directors that Mr. Sherman's employment contract with the Company be terminated. See "Termination of Mr. Sherman's Employment Agreement."



     NRG is seeking approval of the Proposal for two reasons. First, NRG believes that Mr. Sherman's removal and replacement will help resolve disagreements which have divided the Board of Directors and impeded its effective functioning. Second, NRG believes that based on Mr. Sherman's performance as an officer of the Company, he should be replaced as the Company's President and Chief Executive Officer and that such an action cannot be accomplished while Mr. Sherman remains on the Board of Directors.



     As a result of the actions described above, five of the eight Directors of the Company will be employees of NRG and the remaining three Directors will be members of the Independent Directors Committee nominated and elected pursuant to the terms of the Company's Certificate of Incorporation and By-laws.



     The three Independent Directors constitute the Independent Directors Committee, which has the sole authority to make all decisions on behalf of the Company under its two agreements with NRG, the Co-Investment Agreement and the Management Services Agreement, described herein under the heading "Transactions Between NRG and the Company -- The Role of the Independent Directors Committee." NRG supports the requirement that the Independent Directors Committee make all decisions on behalf of the Company in any such dealings with NRG and NRG will act to assure that the Independent Directors Committee continues to perform such role. Mr. Sherman is not now and has never been an Independent Director or a member of the Independent Directors Committee.



     Approval of the Proposal at the Special Meeting requires an affirmative vote of at least a majority of the Shares outstanding on the Record Date, with each Share entitled to one vote. The presence in person or by proxy of the holders of 60% of the outstanding Shares at the Special Meeting will constitute a quorum.



                                USE OF CONSENTS



     Section 228 of the Delaware General Corporation Law requires that, unless otherwise provided in a company's Certificate of Incorporation, action may be taken by written consent with the same vote that would be required at an annual or special meeting (in this case, a majority of the outstanding Shares). The Company's Certificate of Incorporation does not provide otherwise. Although the By-laws of the Company purport to require a 75% vote for actions by written consent, NRG's Delaware counsel has orally advised NRG that, in its opinion, such a By-law provision is invalid under Delaware law. If NRG receives consents representing more than 50%, but less than 75%, of the Shares outstanding on the Record Date and if the Company refuses to acknowledge that such consents are sufficient to approve the Proposal, NRG will (i) continue to seek approval of the Proposal at the Special Meeting, and (ii) consider commencing litigation to establish the validity of the approval of the Proposal by such consents. If any such litigation is commenced, NRG intends to seek reimbursement from the Company of its expenses in connection with such litigation. For further information concerning voting and consent procedures, see "Voting, Proxy and Consent Procedures."

                TERMINATION OF MR. SHERMAN'S EMPLOYMENT CONTRACT

     As discussed above, NRG plans to propose to the Company's Board of Directors that Mr. Sherman's employment contract with the Company be terminated. NRG also intends to recommend to the Board of Directors that a search for a suitable replacement be commenced immediately following such termination.


     Under the terms of Mr. Sherman's employment agreement dated March 28, 1997 (the "Employment Agreement"), Mr. Sherman's annual base salary is $220,000. NRG estimates that the maximum amount which could be payable to Mr. Sherman under the Employment Agreement, which would be payable in the case of his termination without "Cause" (as defined below), would not exceed $350,000. NRG plans to recommend to the Company's Board of Directors that a review be conducted to determine (i) whether grounds exist for termination of Mr. Sherman with cause and (ii) the amount that Mr. Sherman is entitled to be paid under the Employment Agreement.



     Pursuant to the Employment Agreement, Mr. Sherman is employed as President and Chief Executive Officer of the Company. Under the Employment Agreement, Mr. Sherman was entitled during 1997 to receive an annual base salary of $210,000 (prorated for the period of time he served during 1997) and a bonus of 60% of such annual base salary. Mr. Sherman's annual base salary was increased to $220,000 during 1998. In addition, pursuant to the Employment Agreement, the Company paid Mr. Sherman a $40,000 signing bonus.



     Pursuant to the Employment Agreement and the Company's 1997 Stock Option Plan, the Company granted Mr. Sherman options to purchase an aggregate of 205,000 shares of Common Stock as follows: (i) an option to purchase 105,000 shares of Common Stock at $11.584 (the fair market value of the Common Stock at the time of the option grant) with vesting in three equal annual installments, and (ii) an option to purchase 100,000 shares of Common Stock, none of which has vested, with an exercise price of $11.584 per share and vesting as follows: (a) options to purchase 50,000 shares vest when the price of the Common Stock equals or exceeds $25.00 per share for 20 consecutive trading days before December 31, 1999 and (b) options to purchase 50,000 shares vest when the price of the Common Stock equals or exceeds $35.00 per share for 20 consecutive trading days before December 31, 2001. The price of the Common Stock has never reached $25.00. Such options contain a change of control provision which provides for the acceleration of such options, to the extent not then vested, upon a "change in control" as defined in the Company's 1997 Stock Option Plan. NRG believes that the completion of the actions contemplated by the Proposal will not constitute such a "change in control" as so defined.


     The Employment Agreement provides that Mr. Sherman is an employee "at will" and may be terminated "at any time, for any reason, with or without cause." In the event of a termination "without cause" (as defined in the Employment Agreement), the Employment Agreement provides for a severance payment of the portion of Mr. Sherman's base salary remaining from the termination date until May 1, 2000.

     "Cause" is defined in the Employment Agreement to mean either:

           i. the commission of a felony or gross negligence in the conduct of Mr. Sherman's duties; or

          ii. Mr. Sherman engaging in conduct that is either outside of the ordinary scope of his duties or a material breach of his obligations under the Employment Agreement and that has a material adverse effect on the business or financial condition of the Company.

     In the circumstances of a termination "for Cause" pursuant to (ii) above, Mr. Sherman is entitled to a 30-day period in which to attempt to cure the conduct or circumstances constituting Cause and to repair the adverse effect on the business or financial condition of the Company. If no cure is effected and the termination is completed, no severance payment is required. The Employment Agreement also contains covenants which restrict Mr. Sherman's ability to compete with the Company and to appropriate certain business opportunities during his employment and for one year following the date of termination of his employment.

              TRANSACTIONS BETWEEN NRG AND THE COMPANY -- THE ROLE
                     OF THE INDEPENDENT DIRECTORS COMMITTEE


     NRG purchased the majority of its approximately [45.4%] interest in the Company on April 30, 1996 in connection with the Company's emergence from bankruptcy under Chapter 11 of the United States Bankruptcy Code. At that time, the Company entered into the Co-Investment Agreement and the Management Services Agreement described below.



     The Co-Investment Agreement and the Company's By-laws specify that the Independent Directors Committee has sole authority and responsibility to make all decisions and take all actions on behalf of the Company in connection with the Co-Investment Agreement and Management Services Agreement. NRG supports the requirement that the Independent Directors Committee make all decisions on behalf of the Company in any such dealings with NRG and NRG will act to assure that the Independent Directors Committee continues to perform such role. The Proposal will not have any impact on the Independent Directors Committee's ability to perform its function. In particular, the Proposal will not have any impact on the recently concluded arbitration described below.



     In connection with the Composite Fourth Amended and Restated Plan of Reorganization for O'Brien Environmental Energy, Inc. (the "Reorganization Plan"), confirmed by order of the United States Bankruptcy Court for the District of New Jersey under Chapter 11 of the United States Bankruptcy Code on February 22, 1996, the Company entered into a Management Services Agreement and a Co-Investment Agreement with NRG, each dated as of April 30, 1996. The Management Services Agreement provides that NRG will provide management, administrative and certain other services to the Company in connection with the day to day business of the Company. Pursuant to the Management Services Agreement with NRG, the Company expensed approximately $562,000 (including amounts expensed under the Leased Employee Agreement described below) during the year ended December 31, 1997.


     During the year ended December 31, 1997, NRG provided approximately $285,000 in project and construction management services rendered in connection with Gray's Ferry Project partnership, of which the Company is one-third owner.

     The Company entered into a Leased Employee Agreement with NRG, whereby NRG agreed to lease its employee, Leonard A. Bluhm, to the Company to perform the duties of Chief Executive Officer of the Company. During the year ended December 31, 1997, the Company expensed approximately $248,000 pursuant to the Leased Employee Agreement, which included the salary paid to Mr. Bluhm and other amounts necessary to reimburse NRG for expenditures associated with or resulting from Mr. Bluhm's employment.

     Pursuant to the Co-Investment Agreement, NRG agreed to offer to the Company ownership interests in certain power projects which were initially developed by NRG or with respect to which NRG has entered into a binding acquisition agreement with a third party. If any eligible project reaches certain contract milestones (which include the execution of a binding power purchase agreement and fuel supply agreement and the completion of a feasibility and engineering study) by April 30, 2003, NRG has agreed to offer to sell to the Company all of NRG's ownership interest in such project. As described in the disclosure statement prepared in connection with the Reorganization Plan, eligible projects include, with certain limited exceptions, any proposed or existing electric power plant within the United States that NRG initially develops or in which NRG proposes to acquire an ownership interest and "with respect to which NRG's ownership level is restricted by federal or state regulatory restrictions on NRG's ownership." NRG is obligated under the Co-Investment Agreement to offer to the Company, during the three year period ending on April 30, 1999, projects with an aggregate equity value of at least $60,000,000 or a minimum of 150 net MW. As of August 4, 1998, NRG had met such minimum obligation under the Co-Investment Agreement by offering projects to the Company having an aggregate of 244 net MW.

     Effective May 23, 1996, NRG guaranteed payment of pre-existing liabilities of NRG Generating (Newark) Cogeneration, Inc. ("Newark") and NRG Generating (Parlin) Cogeneration, Inc. ("Parlin"), wholly owned subsidiaries of the Company, of up to $5 million, which amount is to be reduced as certain defined milestones are reached and to be eliminated no later than May 23, 2001. On June 28, 1996, NRG advanced Parlin approximately $56 million to pay off Parlin's nonrecourse financing, which included a $3.1 million cost to terminate an interest rate swap agreement. As of December 31, 1997, loans to Newark and Parlin aggregating approximately $2,539,000 remained outstanding to NRG. The terms of this transaction were approved by the Independent Directors Committee of the Company's Board of Directors as required by the Company's By-laws.

     Power Operations, Inc., a wholly owned subsidiary of the Company ("Power Operations"), assumed operations and maintenance responsibilities for the Company's Newark facility and the Company's Parlin facility, in each case replacing the former operator, on November 8, 1996, and December 31, 1996, respectively. Effective January 1, 1997, Power Operations was sold by the Company to NRG for $10.00 plus the amount of Power Operations' outstanding accounts receivable and an indemnification by NRG to the Company for certain potential losses or other liabilities that might occur with respect to the termination of the prior operator of the Newark and Parlin facilities and the assumption by Power Operations of operations and maintenance responsibilities for such facilities. The terms of this transaction were approved by the Independent Directors Committee of the Company's Board of Directors as required by the Company's By-laws.

     In March 1996, NRG and O'Brien (Schuylkill) Cogeneration Inc. ("Schuylkill"), a wholly owned subsidiary of the Company, entered into a $10 million loan agreement (the "Loan Agreement") to provide a means of funding a Schuylkill capital contribution obligation to the Gray's Ferry Partnership. In connection with NRG's assistance with the Gray's Ferry project, its financing and the note, the Company entered into an option agreement dated March 8, 1996 (the "Option Agreement") with NRG. The terms of the Loan Agreement and the Option Agreement were approved by the Bankruptcy Court in connection with the confirmation of the Reorganization Plan. Pursuant to the Option Agreement, the Company agreed that, on the date on which NRG made a loan to Schuylkill pursuant to the Loan Agreement, NRG would have the right, upon 15 business days' notice, to reduce the outstanding principal amount of the note payable to NRG by Schuylkill (the "Note") by $3 million in exchange for 396,255 shares of Common Stock (the "Conversion Shares").

     In June 1997, NRG agreed to allow Schuylkill to borrow funds under the Loan Agreement on an "as needed" basis rather than requiring that Schuylkill borrow the full $10 million on the funding date. On August 22, 1997, NRG made a loan of $2.7 million to Schuylkill pursuant to the Loan Agreement, bringing the total outstanding principal amount under the Loan Agreement to $4.5 million and thereby vesting in NRG an option, exercisable on 15 days' notice to the Company, to acquire the Conversion Shares. On August 28, 1997, NRG notified the Company of its intention to exercise its option to acquire the Conversion Shares (the "Exercise Notice"). On November 25, 1997, NRG acquired the Conversion Shares and, as a result, now is the record owner of an aggregate of 3,106,612 shares of Common Stock.

     Through its subsidiary, NRG (Morris) Cogen, LLC ("Morris Cogen"), NRG had the exclusive right to build and operate a cogeneration plant to be located within the Millennium Petrochemicals, Inc. petrochemical manufacturing facility in Morris, Illinois. NRG commenced construction of the 117 megawatt steam and electricity cogeneration plant in September 1997. Pursuant to a Membership Interest Purchase Agreement, NRGG Funding Inc. ("NRGG Funding"), a Delaware corporation and a wholly owned subsidiary of the Company, acquired from NRG 100% of the membership interests in Morris Cogen.

     On December 30, 1997, NRGG Funding completed its acquisition from NRG of all NRG's interest in its Millennium Petrochemicals project in Illinois.

     Pursuant to the Membership Interest Purchase Agreement, NRGG Funding agreed to assume all of the obligations of NRG under that certain Equity Commitment Agreement among NRG, Morris Cogen and The Chase Manhattan Bank ("Chase"), including the obligation to provide future equity contributions to Morris Cogen, which are limited to the lesser of 20% of the total project cost or $22.0 million. NRG has guaranteed to Chase that NRGG Funding will make these future equity contributions. In addition, the Company has guaranteed to NRG the obligation of NRGG Funding to make these future equity contributions. NRGG Funding and NRG Morris have also pledged their membership interests in Morris Cogen to Chase as collateral support for Chase's loan to Morris Cogen and to NRG to support the Company's guaranty to NRG.

In addition, Morris Cogen is obligated to pay NRG $1.0 million as and when permitted under a Construction and Term Loan Agreement, dated as of September 15, 1997, between Morris Cogen, Chase and the Banks (as defined therein). Prior to the sale of Morris Cogen to the Company, Morris Cogen had paid $4.0 million to NRG in connection with the financial closing of the construction financing of the Millennium Petrochemicals project.

     NRG entered into a Supplemental Loan Agreement with the Company and NRGG Funding to loan NRGG Funding and the Company (as co-borrowers) the full amount of such equity contributions by NRGG Funding, all at NRGG Funding's option. The terms of the Membership Interest Purchase Agreement, including the consideration paid thereunder, were determined on the basis of arms-length negotiations between the parties. The terms of the Millennium transaction were approved by the Independent Directors Committee of the Company's Board of Directors as required by the Company's By-laws. NRG is not obligated to make advances to the borrowers if defaults exist under certain of the Company's other loan agreements.


     On August 4, 1998, NRG offered its interest in the Mid-Continent Power Company ("MCPC") facility to the Company. The offer was made pursuant to an arbitration panel's ruling on July 31, 1998 enjoining NRG's pending sale of the MCPC facility to OGE Energy Corp. ("OGE Energy") and requiring that NRG offer the facility to the Company. In accordance with the arbitration panel's order, as modified in a letter dated September 15, 1998, the Company and NRG have executed a Stock Purchase Agreement. NRG may be required to finance the purchase price if other financing is not commercially available to the Company. The Proposal will not have any impact on the consummation of the transactions contemplated by the Stock Purchase Agreement.


     The MCPC facility is a 110 megawatt gas-fired power generation facility near Pryor, Oklahoma which sells a portion of its output to OGE Energy's wholly-owned subsidiary, Oklahoma Gas & Electric Company, pursuant to a power purchase agreement. NRG had agreed in December 1997 to sell the MCPC facility to OGE Energy in settlement of disputes under the power purchase agreement.


     Although NRG has satisfied its minimum obligation to the Company under the Co-Investment Agreement, NRG and the Company may enter into other transactions during the remainder of the term of the Co-Investment Agreement. The Proposal will not change the role of the Independent Directors Committee as the sole authority to make all decisions on behalf of the Company under the Co-Investment Agreement and the Management Services Agreement.


                    INFORMATION CONCERNING NRG ENERGY, INC.

     NRG is an independent power company whose principal business is the acquisition, development and operation of, and ownership of interests in, independent power and cogeneration facilities worldwide. NRG is a wholly-owned subsidiary of Northern States Power Company ("NSP"). NRG owns 3,106,612 Shares, or approximately [45.4%] of the Shares outstanding as of the Record Date. NRG also holds a proxy to vote an additional 147,676 Shares, or approximately [2.2%] of the Shares outstanding as of the Record Date.

                      VOTING, PROXY AND CONSENT PROCEDURES


     GENERAL. NRG is soliciting both consents and proxies in order to implement the Proposal as promptly as possible. NRG intends to implement the Proposal by written consent, without the Special Meeting, if NRG receives a sufficient number of consents. If NRG does not receive a sufficient number of consents, it will vote the proxies at the Special Meeting. Shareholders may sign and return either the consent card or the proxy card, or both the proxy card and the consent card. NRG urges you to execute BOTH the BLUE proxy card and the GOLD consent card to vote in favor of the Proposal. The accompanying BLUE proxy card and the GOLD consent card will be voted in accordance with the shareholder's instructions on such cards. If the enclosed BLUE proxy card and GOLD consent card are signed and returned and no direction as to withholding of votes is given, they will be voted FOR the Proposal.

     Only holders of record as of the close of business on the Record Date,
October   , 1998, will be entitled to vote at the Special Meeting or to execute consents. If you sold your Shares before the Record Date (or acquired them without voting rights attached after the Record Date), you may not vote those Shares. If you were a shareholder of record on the Record Date, you will retain the voting rights in connection with the Proposal even if you sell or sold your Shares after the Record Date. Accordingly, it is important that you vote the Shares held by you on the Record Date or grant a proxy to vote those Shares whether or not you still own those Shares.


     If your Shares are held in the name of a brokerage firm, bank or nominee on the Record Date, only it can vote your Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct him or her as to how your Shares are to be voted. If your Shares are registered in more than one name, the BLUE proxy card and the GOLD consent card must be signed by all such persons to ensure that all Shares are voted in favor of the Proposal. Abstentions and broker non-votes will be counted in the determination of a quorum at the Special Meeting, but will not be counted as votes for or against the Proposal.


     According to the Company's transfer agent, [6,836,769] Shares were outstanding and eligible to vote as of the Record Date.


     PROXIES. If any other matters are properly brought before the Special Meeting that NRG does not know, a reasonable time before its solicitation, are to be presented at the Special Meeting, BLUE proxy cards will be voted on such matters as NRG, in its sole discretion, may determine. Unless voted or revoked in the manner provided below, such proxy will expire twelve months from the date executed.


     IN ORDER TO BE VOTED, THE ENCLOSED BLUE PROXY CARD MUST BE SIGNED, DATED AND RETURNED IN THE ENCLOSED ENVELOPE OR TO MACKENZIE PARTNERS, INC. AT 156 FIFTH AVENUE, NEW YORK, NY 10010, IN TIME TO BE VOTED AT THE SPECIAL MEETING. Execution of a BLUE proxy card will not affect your right to attend the Special Meeting and to vote in person. Any proxy may be revoked at any time prior to the Special Meeting by delivering written notice of revocation or a later dated proxy either to NRG in care of MacKenzie Partners, Inc., 156 Fifth Avenue, New York, New York 10010, or to the Secretary of the Company at Cogeneration Corporation of America, One Carlson Parkway, Suite 240, Minneapolis, MN 55447,
(612) 745-7900 (or any other address provided by the Company), or by voting in person at the Special Meeting. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE SPECIAL MEETING.

     CONSENTS. The Proposal will be adopted when properly completed, unrevoked consents are signed by the holders of record on the Record Date of the required percentage of the Shares outstanding and such consents are delivered to the Company, provided that the requisite consents are so delivered within 60 days of the earliest dated consent delivered to the Company. NRG plans to present the results of a successful solicitation with respect to the Proposal proposed herein to the Company as soon as possible.

     IN ORDER TO BE EFFECTIVE, THE ENCLOSED GOLD CONSENT CARD MUST BE SIGNED, DATED AND RETURNED IN THE ENCLOSED ENVELOPE OR TO MACKENZIE PARTNERS, INC. AT 156 FIFTH AVENUE, NEW YORK, NY 10010. An executed consent card may be revoked at any time before expiration by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed consent becomes effective. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated consent card which is properly completed will constitute a revocation of any earlier consent. The revocation may be delivered either to NRG in care of MacKenzie Partners, Inc., 156 Fifth Avenue, New York, New York 10010, or to the Company at One Carlson Parkway, Suite 240, Minneapolis, MN 55477 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, NRG requests that either the original or photostatic copies of all revocations of consents be mailed or delivered to NRG in care of MacKenzie Partners, Inc. at the address set forth above, so that NRG will be aware of all revocations and can more accurately determine if and when consents sufficient for the approval of the Proposal have been received.

                      SOLICITATION EXPENSES AND PROCEDURES

     The entire expense of preparing, assembling, printing and mailing this Proxy Statement and the accompanying proxy and consent cards, and the cost of soliciting proxies and consents, will be borne by NRG. NRG intends to seek reimbursement from the Company for these expenses if the Proposal is approved, and such reimbursement will not be submitted to a vote of the shareholders of the Company.

     In addition to the use of the mails, proxies and consents may be solicited by certain employees or affiliates of NRG by telephone, telegram, personal solicitation and live or prerecorded audio or video presentations, for which no compensation will be paid to these individuals. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation material to the customers for whom they hold Shares, and NRG will reimburse them for their reasonable out-of-pocket expenses.

     NRG has retained MacKenzie Partners, Inc. ("MacKenzie") for information agent and proxy solicitation services, for which MacKenzie will be paid a fee of
$       , and will be reimbursed for its expense charges, which are anticipated
to be approximately $       . NRG has also agreed to indemnify MacKenzie against
certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. MacKenzie will solicit proxies from individuals, brokers, bank nominees and other institutional
holders. Approximately   persons will be utilized by MacKenzie in its
solicitation efforts, which may be made by telephone, telegram, facsimile and in person.

     NRG estimates that total expenditures relating to the solicitation of
proxies and consents will be approximately $       , including fees payable to
MacKenzie. To date, NRG has spent approximately $       of such total estimated
expenditures.

                 SHAREHOLDER PROPOSALS FOR 1999 ANNUAL MEETING

     The Company's 1999 Annual Meeting of Stockholders ("1999 Annual Meeting") is anticipated to be held in May 1999. A notice of intent ("Notice of Intent") of a stockholder of the Company to make a nomination or to bring any other matter before the 1999 Annual Meeting must comply with the applicable requirements set forth in the Company's By-laws and must be received not more than 180 days and not less than 120 days in advance of the 1999 Annual Meeting by the secretary of the Company at the Company's principal executive offices, One Carlson Parkway, Suite 240, Minneapolis, Minnesota 55447; however, if the 1999 Annual Meeting is held on a date more than 30 days before or after May 21, 1999, any stockholder who wishes to have a proposal included in the Company's proxy statement for the 1999 Annual Meeting must deliver a copy of the proposal to the Company a reasonable time before the proxy solicitation is made. The Company may exercise discretionary voting authority under proxies it solicits to vote on a proposal made by a stockholder that the stockholder does not seek to include in the Company's proxy statement pursuant to applicable rules, unless the Company is notified about the proposal before the applicable deadline described above.

                               VOTING YOUR SHARES

     Whether or not you plan to attend the Special Meeting, we urge you to vote FOR the Proposal by so indicating on the enclosed BLUE proxy card and the enclosed GOLD consent card and immediately mailing them in the enclosed envelope. You may do this even if you have already sent in a different proxy or consent solicited by another party. It is the latest dated proxy or consent that counts. Execution and delivery of a proxy or consent by a record holder of Shares will be presumed to be a proxy or consent with respect to all Shares held by such record holder unless the proxy or consent specifies otherwise.

     YOUR VOTE IS IMPORTANT. PLEASE MARK, SIGN, DATE AND RETURN BOTH THE BLUE PROXY CARD AND THE GOLD CONSENT CARD TODAY.

     IF YOU HAVE ALREADY SENT A PROXY CARD THAT IS NOT BLUE, OR A CONSENT CARD THAT IS NOT GOLD, TO THE COMPANY, YOU MAY REVOKE THAT PROXY OR CONSENT AND VOTE IN FAVOR OF THE PROPOSAL BY MARKING, SIGNING, DATING AND MAILING THE ENCLOSED BLUE PROXY CARD AND THE ENCLOSED GOLD CONSENT CARD.

                             ---------------------

     Except as otherwise noted, the information concerning the Company contained in this Proxy Statement has been taken from or is based upon documents that are publicly available. Although NRG does not have any knowledge that would indicate that any statements contained herein based upon such documents are untrue, NRG does not take any responsibility for the accuracy or completeness of the information contained in such documents, or for any failure by the Company to disclose events that may have occurred or facts that may exist that may affect the significance or accuracy of any such information but that are unknown to NRG.

                                   SCHEDULE I

MICHAEL A. O'SULLIVAN, AGE 38

     Michael A. O'Sullivan has been a Vice President of NRG's NorthAmerica division since June 1998. Prior to that, Mr. O'Sullivan was Executive Director, Business Development for NRG since May 1995. From 1991 until joining NRG, Mr. O'Sullivan was Vice President of Business Development for Indeck Energy Services, a privately held independent power company. From 1982 to 1991, Mr. O'Sullivan held various real estate development and utility management positions with Homart Development and Commonwealth Edison, a large utility based in Chicago. Mr. O'Sullivan's educational background includes a B.S. in Civil Engineering from the University of Notre Dame and an M.B.A. from the University of Chicago (concentrating in finance and marketing).

                                  SCHEDULE II

                     PARTICIPANTS IN THE PROXY SOLICITATION

PARTICIPANT'S NAME
AND BUSINESS ADDRESS                           DESCRIPTION OF BUSINESS OR PRESENT PRINCIPAL OCCUPATION
--------------------                           -------------------------------------------------------
NRG Energy, Inc..............................  NRG is an independent power company whose principal
  1221 Nicollet Mall, Suite 700                business is the acquisition, development and operation
  Minneapolis, MN 55403                        of, and ownership of interests in, independent power
                                               and cogeneration facilities worldwide. NRG is a wholly
                                               owned subsidiary of Northern States Power Company.

                                  SCHEDULE III

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                           AND MANAGEMENT AS A GROUP

     The following table sets forth the security ownership of certain persons
who have made a publicly available filing indicating that as of October   ,
1998, each "beneficially" owned more than 5 percent of the outstanding Shares, and the beneficial ownership of Shares by each director, and executive officer, and by all such directors and executive officers of the Company as a group as of
October   , 1998 (except for certain information which is based on information contained in the Company's Proxy Statement dated April 27, 1998).

                                                           AMOUNT AND NATURE OF
NAME AND ADDRESS                                          BENEFICIAL OWNERSHIP(1)   PERCENTAGE OF CLASS
----------------                                          -----------------------   -------------------
NRG Energy, Inc.(2).....................................         3,254,288                 [47.60%]
  1221 Nicollet Mall, Suite 700
  Minneapolis, MN 55403
Wexford Capital Partners II, LP(3)......................           443,976                  [6.49]
  411 West Putnam Avenue
  Greenwich, CT 06830
David H. Peterson(4)....................................            11,000                      *
Julie A. Jorgensen(5)...................................                --                     --
Lawrence I. Littman(6)..................................            10,070                      *
Craig A. Mataczynski(7).................................            10,500                      *
Robert T. Sherman, Jr.(8)...............................            40,000                      *
Spyros S. Skouras, Jr.(9)...............................            10,000                      *
Charles J. Thayer(10)...................................            30,000                      *
Ronald J. Will(11)......................................            12,500                      *
Timothy P. Hunstad(12)..................................            25,500                      *
Directors and Executive Officers as a group (10
  persons)(13)..........................................           149,570                  [2.15]

---------------

* Represents less than 1.0% of the outstanding shares of Common Stock
---------------

 (1) Except as otherwise indicated, the persons listed as beneficial owners of the Shares have the sole voting and investment power with respect to such Shares. Under the rules of the Commission, a person is deemed to be a beneficial owner of a security if he or she has or shares the power to vote or to direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities that such person has the right to acquire beneficial ownership of within 60 days as well as any securities owned by such person's spouse, children or relatives living in the same household. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities.

 (2) Includes 3,106,612 shares as to which NRG has sole voting and investment power, and 147,676 shares as to which NRG has sole voting power only.

 (3) Includes 348,672 shares owned by Wexford Capital Partners II, LP and 95,304 shares owned by Wexford Overseas Partners Fund I, LP. Through an investment management agreement, Wexford Management LLC, which manages the funds, has sole voting and investment power over the funds. This information is as of the date set forth in and based on the Schedule 13D filed May 8, 1997 and other information furnished to the Company by Wexford Management LLC.

 (4) Includes 10,000 shares issuable upon exercise of stock options that may be exercised within 60 days of April 10, 1998. In addition, Mr. Peterson beneficially owns approximately 25,912 shares of NSP Common Stock, including approximately 7,708 shares of NSP Common Stock through an employee stock ownership plan and 18,204 shares issuable upon exercise of NSP stock
options that may be exercised within 60 days of October   , 1998.

 (5) Ms. Jorgensen beneficially owns approximately 24,139 shares of NSP Common Stock, including (i) approximately 372 shares of NSP Common Stock owned through an employee stock ownership plan, (ii) approximately 221 shares of NSP Common Stock held by Ms. Jorgensen's spouse through an employee stock ownership plan, (iii) approximately 4,876 shares of NSP Common Stock owned by Ms. Jorgensen's spouse, and (iv) 18,598 shares of NSP Common Stock issuable upon exercise of NSP stock options owned by Ms. Jorgensen's spouse
     that may be exercised within 60 days of October   , 1998.

 (6) Includes 10,000 shares issuable upon exercise of stock options that may be exercised within 60 days of April 10, 1998.


 (7) Includes 10,000 shares issuable upon exercise of stock options that may be exercised within 60 days of April 10, 1998. In addition, Mr. Mataczynski beneficially owns 2,602 shares of NSP Common Stock, including 1,131 shares of NSP Common Stock through an employee stock ownership plan and 1,496 shares of NSP Common Stock issuable upon exercise of NSP stock options that
     may be exercised within 60 days of October   , 1998.


 (8) Includes 35,000 shares issuable upon exercise of stock options that may be exercised within 60 days of April 10, 1998. In addition, Mr. Sherman beneficially owns 200 shares of NSP Common Stock.

 (9) Includes 10,000 shares issuable upon exercise of stock options that may be exercised within 60 days of April 10, 1998. Excludes shares held by Wexford Management LLC, Mr. Skouras's former employer.

(10) Includes 10,000 shares issuable upon exercise of stock options that may be exercised within 60 days of April 10, 1998 and 10,000 shares owned by Chartwell Capital Ltd. Mr. Thayer is the principal and Managing Director of Chartwell Capital Ltd.

(11) Represents 2,500 shares of Common Stock held jointly with his spouse and 10,000 shares issuable upon exercise of stock options that may be exercised
     within 60 days of October   , 1998. In addition, Mr. Will beneficially owns
     15,330 shares of NSP Common Stock, including (i) 5,272 shares issuable upon exercise of NSP stock options that may be exercised within 60 days of
     October   , 1998, (ii) 3,980 shares of NSP Common Stock which are owned by
     Mr. Will's spouse and for which he shares investment power, and (iii) 198 shares of NSP Common Stock which he owns jointly with his spouse and for which he shares investment power.

(12) Includes 25,000 shares issuable upon exercise of stock options that may be exercised within 60 days of April 10, 1998.

(13) Includes 110,000 shares issuable upon exercise of stock options that may be exercised within 60 days of April 10, 1998.

     If your Shares are held in the name of a brokerage firm, bank or bank nominee, only it can vote your Shares and only upon your specific instructions. Accordingly, please contact the persons responsible for your account and instruct him or her to execute the BLUE proxy card and the GOLD consent card.

                             ---------------------

                  WE URGE YOU TO VOTE IN FAVOR OF THE PROPOSAL
BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD
                      AND THE ENCLOSED GOLD CONSENT CARD.

                             ---------------------

     If you have any questions or require any additional information concerning the vote of your Shares at the Special Meeting, please contact MacKenzie
Partners:

                            MACKENZIE PARTNERS, INC.

                                PROXY SOLICITORS
                                156 FIFTH AVENUE
                               NEW YORK, NY 10010

                          CALL COLLECT (212) 929-5500

                                       OR

                         CALL TOLL-FREE (800) 322-2885

       BLUE CARD

                      COGENERATION CORPORATION OF AMERICA

       THIS PROXY IS SOLICITED BY NRG ENERGY, INC. ("NRG") FOR THE SPECIAL MEETING OF STOCKHOLDERS OF COGENERATION CORPORATION OF AMERICA (THE "COMPANY") THAT IS SCHEDULED FOR NOVEMBER 12, 1998, AND ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF (THE "SPECIAL MEETING").


           Each of the undersigned, revoking all other proxies heretofore
       given, hereby constitutes and appoints              , and each of
       them, with full power of substitution, as proxy or proxies to represent and vote all shares of Common Stock, par value $0.01 per share (the "Common Stock") of the Company owned by the undersigned at the Special Meeting and any adjournments or postponements thereof, as instructed below with regard to the propositions set forth herein, as more fully set forth in the Proxy Statement and
       Consent Statement of NRG Energy, Inc., dated            , 1998
       (receipt of which is hereby acknowledged), and in their sole discretion upon any other matters as may properly come before the Special Meeting that NRG does not know, a reasonable time before its solicitation, are to be presented at the Special Meeting.



           THE SHARES REPRESENTED HEREBY WILL BE VOTED IN ACCORDANCE WITH THE DIRECTIONS GIVEN IN THIS PROXY AT THE SPECIAL MEETING REGARDLESS OF WHEN THE SPECIAL MEETING IS HELD. IF NOT OTHERWISE DIRECTED HEREIN, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE PROPOSAL TO REMOVE ROBERT SHERMAN FROM THE COMPANY'S BOARD OF DIRECTORS. IF ANY OTHER MATTERS ARE PROPERLY BROUGHT BEFORE THE SPECIAL MEETING THAT NRG DOES NOT KNOW, A REASONABLE TIME BEFORE ITS SOLICITATION, ARE TO BE PRESENTED AT THE SPECIAL MEETING, SUCH SHARES WILL BE VOTED ON SUCH MATTERS AS THE PROXIES NAMED HEREIN, IN THEIR SOLE DISCRETION, MAY DETERMINE.


        NRG RECOMMENDS A VOTE FOR THE PROPOSAL TO REMOVE ROBERT SHERMAN
                     FROM THE COMPANY'S BOARD OF DIRECTORS.

         1. REMOVAL OF DIRECTOR: To remove Robert Sherman from the Company's Board of Directors.

          FOR [ ]                  AGAINST [ ]                  ABSTAIN [ ]

                                                  Date

-------------------------------------------------------------------------------,
                                                  1998.

                                                  Signature
                                                  ---------------------------

                                                  Title
                                                  ---------------------------

                                                  ---------------------------
                                                  (Signature, if Held
                                                  Jointly)

                                                  Please sign exactly as name
                                                  appears hereon. PLEASE
                                                  MANUALLY DATE THIS CARD.
                                                  When signing as an
                                                  attorney, executor,
                                                  administrator, trustee or
                                                  guardian, give full title
                                                  as such. If a corporation,
                                                  sign in full corporate name
                                                  by President or other
                                                  authorized officer. If a
                                                  partnership, sign in
                                                  partnership name by
                                                  authorized person.

      PLEASE MARK, SIGN, DATE AND MAIL PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE ALSO MARK, SIGN, DATE AND MAIL THE ENCLOSED GOLD CONSENT CARD.

       GOLD CARD

                      COGENERATION CORPORATION OF AMERICA

       THIS CONSENT OF STOCKHOLDERS TO ACTION WITHOUT A MEETING IS SOLICITED BY NRG ENERGY, INC. ("NRG").

            Each of the undersigned hereby consents, pursuant to Section 228 of the Delaware General Corporation Law, with respect to all shares of Common Stock, par value $0.01 per share (the "Common Stock") of Cogeneration Company of America (the "Company") owned by the undersigned, to the following action without a meeting, without prior notice and without a vote, as more fully described in the Proxy Statement and Consent Statement of NRG Energy, Inc.,
       dated             , 1998, receipt of which is hereby acknowledged.

            IF NOT OTHERWISE DIRECTED HEREIN, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO THE PROPOSAL TO REMOVE ROBERT SHERMAN FROM THE COMPANY'S BOARD OF DIRECTORS.

        NRG RECOMMENDS A VOTE FOR THE PROPOSAL TO REMOVE ROBERT SHERMAN
                     FROM THE COMPANY'S BOARD OF DIRECTORS.

         1. REMOVAL OF DIRECTOR: To remove Robert Sherman from the Company's Board of Directors.

               CONSENT [ ]                        CONSENT WITHHELD [ ]

                                                  Date
                                                      ----------------, 1998.

                                                  Signature
                                                      -----------------------

                                                  Title
                                                      -----------------------

                                                  ---------------------------
                                                  (Signature, if Held
                                                  Jointly)

                                                  Please sign exactly as name
                                                  appears hereon. PLEASE
                                                  MANUALLY DATE THIS CARD.
                                                  When signing as an
                                                  attorney, executor,
                                                  administrator, trustee or
                                                  guardian, give full title
                                                  as such. If a corporation,
                                                  sign in full corporate name
                                                  by President or other
                                                  authorized officer. If a
                                                  partnership, sign in
                                                  partnership name by
                                                  authorized person.

      PLEASE MARK, SIGN, DATE AND MAIL PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE ALSO MARK, SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD.